Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(dollars in 000’s)	2008	2007	2006	2005	2004
Earnings	($299,317)	($688,767)	$405,396	$858,443	$675,748

Fixed Charges	$68,570	$70,529	$80,915	$67,459	$43,011
(Loss) Earnings to Fixed Charges	(4.37)	(9.77)	5.01	12.73	15.71

(Loss) Earnings:
Pretax (Loss) Earnings from Continuing Operations	(382,135)	(756,464)	333,137	808,763	636,914
Add: Fixed Charges	68,570	70,529	80,915	67,459	43,011
Less: Capitalized Interest	(39,852)	(57,791)	(58,141)	(51,872)	(32,879)
Add: Amortization of Previously Capitalized Interest	54,100	54,959	49,485	34,093	28,702

Total (Loss) Earnings	(299,317)	(688,767)	405,396	858,443	675,748

Fixed Charges:
Homebuilding and corporate interest expense	17,989	0	0	0	0
Mortgage lending interest expense	329	1,581	8,816	3,850	1,946
Interest component of rent expense	4,362	7,109	9,852	7,369	5,462
Amortization and expensing of debt expenses	6,038	4,048	4,106	4,368	2,724
Capitalized interest	39,852	57,791	58,141	51,872	32,879

Total Fixed Charges	68,570	70,529	80,915	67,459	43,011